NEWS RELEASE

January 18, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

ALMADEN INTERSECTS 43.96 m OF 3.1 g/t Au, 62.3 g/t Ag IN HOLE TU-10-10

AND 1.77 m OF 48.98 g/t Au, 1391.7 g/t Ag IN HOLE TU-10-11 AT IXTACA, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to announce all outstanding assay results from its 2010 Ixtaca project drilling program (holes TU-10-7 through TU-10-14; see table and plan below and complete sections, plan and assays on the Company’s website www.almadenminerals.com). These holes further confirm the continuity of mineralisation and veining with broad intersections such as 136.92 m of 1.47 g/t gold and 36.3 g/t silver including 43.96 m of 3.1 g/t gold, 62.3 g/t silver (hole TU-10-10), 165.07 m of 0.83 g/t gold and 50.8 g/t silver including 45.01 m of 2.37 g/t gold and 157.4 g/t silver (hole TU-10-12) and 203.65 m of 1.01 g/t gold and 44.3 g/t silver (Hole TU-10-11). The drilling also intersected high-grade vein zones such as 0.87 m of 23.29 g/t gold and 34.6 g/t silver (hole TU-10-10), 3.17 m of 10.53 g/t gold and 585.7 g/t silver (hole TU-10-12), 1.77 meters of 48.98 g/t gold and 1391.7 g/t silver (hole TU-10-11) and 2.74 meters of 8.17 g/t gold and 710.1 g/t silver (hole TU-10-14). The furthest holes to the southwest, TU-10-7 and TU-10-8 both drilled on the same section, intersected a shaley unit which appears to have been a poor host to veining as less veining was noted. Several holes deviated significantly from their planned orientation including holes TU-10-9, TU-10-12 and TU-10-13. TU-10-9 could not be completed due to mechanical problems with the drill and was stopped before getting to where the main vein zone was anticipated. Hole TU-10-13 deviated to the north as well as steepening significantly and did not cross, and may not have reached, the main vein zone.

J.D. Poliquin, Chairman of Almaden commented, “Drilling to date on the Ixtaca zone shows good continuity of mineralisation in both horizontal and vertical dimensions. We are very pleased with the results and eagerly anticipate commencing 2011 with a drill program designed to continue testing the strike extent and vertical continuity of the Ixtaca zone, which appears to be marked by strong IP and gold in soil responses for at least a kilometre northeast of present drilling.”

The Ixtaca zone is a blind discovery with little surface manifestation and the 2010 drill program was successful in confirming its general orientation. The continuity of the vein zone and gold/silver grades were confirmed within the discovery area. The zone of veining is thought to have a north-easterly trend and, while true widths still cannot be calculated with confidence, the overall vein zone is thought to be vertical to subvertical, possibly dipping to the south. The drilling completed to date has traced mineralisation over roughly 300 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the vein zone, including one along bedding striking roughly 150 to 170 degrees and one almost perpendicular to bedding striking roughly 50 to 70 degrees. Holes TU-10-2 through TU-10-6, TU-10-9, TU-10-11, TU-10-13 and TU-10-14 were drilled sub-parallel to bedding at 150 degrees azimuth. While this orientation crosses the vein zone perpendicularly, management is reviewing if this drilling azimuth may in fact be parallel to a mineralized vein set. Holes TU-10-1, TU-10-9, TU-10-10 and TU-10-12 were drilled at 100 degrees in order to test intersection angles with different vein sets. Induced polarization (“IP”) geophysics was conducted over the Ixtaca zone in 2010 as well as extensive soil sampling. The geophysical and geochemical data indicate that coincident IP chargeability and gold in soil highs, which may represent the vein zone, continues to the north and south from the area drilled. These data also show that the vein zone, which has a northeast orientation in the vicinity of the drilling, may change to a more north-south orientation away from this discovery area. Further to the south thick ash may be masking the geochemical soil response of the vein zone. To the northeast the zone has been traced with strong coincident IP chargeability and soil geochemistry for at least a kilometre beyond hole TU-10-6, the furthest northeast hole drilled to date. The 2011 drill program will focus on testing the strike extent of the vein zone both to the north/northeast and south/southwest. The 2011 drill program is scheduled to commence in late January with two drill rigs, to be expanded as necessary.

Morgan J. Poliquin, Ph. D., P. Eng., the President and CEO of Almaden, and a qualified person (“QP”) under the meaning of National Instrument 43-101, reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations. Registered geologist Jim Lunbeck, a QP under the meaning of NI 43-101, will be the QP and project manager of Almaden’s 2011 Ixtaca program.

About Almaden

Almaden is a well-financed (no debt, approximately $C25 MM in working capital) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River and Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE AMEX have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

.

618,600 mE
618,700 mE
618,800 mE
2,176,200 mN
2,176,100 mN
2,176,000 mN
2,175,900 mN
2,175,800 mN
2,175,700 mN
PREVIOUSLY REPORTED RESULTS:
TU-10-1:
A. 213m of 2.47g/t AuEq
B. 44.26m of 1.50g/t AuEq
TU-10-2:
C. 20.29m of 1.13g/t AuEq
TU-10-3:
D. 134.18m of 1.25g/t AuEq
E. 11.4m of 4.72g/t AuEq
TU-10-4:
F. 21.3m of 1.2g/t AuEq
G. 22.7m of 2.4g/t AuEq
H. 94.65m of 2.9g/t AuEq
I. 11.10m of 1.g/t AuEq
TU-10-5:
J. 10.6m of 1.8g/t AuEq
K. 10.1m of 1.5g/t AuEq
L. 13.39m of 2.4g/t AuEq
M. 122.1m of 1.6g/t AuEq
N. 28.57m of 1.6g/t AuEq
TU-10-6:
O. 0.66m of 1.8g/t AuEq
P. 11.32m of 0.6g/t AuEq
Q. 4.26m of 4.0g/t AuEq
R. 126.22m of 2.1g/t AuEq
S. 45.07m of 3.2g/t AuEq
T. 19.18m of 6.0g/t AuEq
U. 7.42.30m of 2.0g/t AuEq
TU-10-9:
8. 21.79m of 0.8g/t AuEq
9. 9.92m of 0.8g/t AuEq
10. 3.49m of 5.2g/t AuEq
11. 1.19m of 2.2g/t AuEq
12. 5.26m of 2.2g/t AuEq
13. 8.56m of 0.8g/t AuEq
TU-10-12
14. 165.07m of 1.8g/t AuEq
15. 45.01m of 5.5g/t AuEq
TU-10-8:
24.6m of 1.1g/t AuEq
18.55m of 0.7g/t AuEq
TU-10-14:
134.23m of 1.2g/t AuEq
17.41m of 5.0g/t AuEq
TU-10-7:
1. 16.78m of 1.0g/t AuEq
2. 4.2m of 1.5g/t AuEq
3. 74.12m of 0.9g/t AuEq
4. 3.6m of 1.9g/t AuEq
5. 2.05m of 4.5g/t AuEq
6. 0.78m of 9.5g/t AuEq
7. 23.05m of 0.5g/t AuEq
TU-10-10:
16. 136.92m of 2.2g/t AuEq
17. 43.96m of 4.3g/t AuEq
18. 11.3m of 0.6g/t AuEq
TU-10-11
19. 203.65m of 1.9g.t AuEq
20. 83.08m of 3.4g/tAuEq
TU-10-13
21. 24.1m of 3.4g/tAuEq
TU-10-2 377.24m
TU-10-9 333.2m
TU-10-7 442.54m
TU-10-12 544.98m
TU-10-13 550m
TU-10-1 349.91m
TU-10-10 611.43m
TU-10-11 458.72m
TU-10-6 529.74m
TU-10-4 444.6m
TU-10-5 490.12m
TU-10-14 550m
TU-10-3 391.67m
TU-10-8 559.61m
0 50
meters

HOLE ID	EASTING	NORTHING	ELEV.	AZ.	DIP	LENGTH
TU-10-1	618,734	2,176,006	2,247	102	-55	349.91
TU-10-2	618,751	2,176,045	2,248	330	-55	377.24
TU-10-3	618,726	2,175,977	2,244	150	-50	391.67
TU-10-4	618,753	2,176,128	2,278	150	-55	444.60
TU-10-5	618,753	2,176,128	2,278	150	-58	490.12
TU-10-6	618,834	2,176,219	2,323	150	-50	529.74
TU-10-7	618,777	2,175,748	2,245	330	-50	442.54
TU-10-8	618,644	2,175,987	2,252	150	-50	559.61
TU-10-9	618,646	2,176,057	2,64	100	-60	333.20
TU-10-10	618,646	2,176,990	2,252	100	-50	611.43
TU-10-11	618,790	2,176,155	2,777	150	-50	458.72
TU-10-12	618,751	2,176,045	2,248	100	-50	544.98
TU-10-13	618,790	2,176,155	2,277	150	-65	550.00
TU-10-14	618,751	2,176,040	2,248	150	-50	550.00

- 20 meter contour intervals shown.
- Gold equivalent (AuEq) values were calculated using silver to gold ratios of 50 to 1.
- The table to the right shows planned azimuth and dip of each hole. Plan map (above) shows actual hole orientation based on survey information.